

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2010

Kenneth T. Joyce
President and Chief Executive Officer
Amkor Technology, Inc.
1900 South Price Road
Chandler, Arizona 85286

>   **Re: Amkor Technology, Inc.**
>   **Form 10-K for fiscal year ended December 31, 2009**
>   **Filed February 24, 2010**
>   **File No. 000-29472**

Dear Mr. Joyce:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 10. Directors, Executive Officers and Corporate Governance, page 95

1.   We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Item 13. Certain Relationships and Related Transactions . . . , page 96

2.   We note the disclosure in Note 17 to your financial statements regarding a 2009 transaction with Jesung C&M, a company wholly-owned by the brother of your chairman. Please tell us why you did not provide disclosure pursuant to Item 404(a) of Regulation S-K in the definitive proxy statement that you have incorporated by reference in response to Item 13 of your Form 10-K. Also confirm that you will include all information required by Item 404 in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief